SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 04/17/2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



MARCONI POSTS LARGEST MARKET SHARE GAIN IN EUROPEAN OPTICAL NETWORKS MARKET IN
                                 2002 - REPORT



London, April 17, 2003 - A new report by the telecommunications research house RHK states that Marconi (MONI) grew its market share in the European optical networks market by four percentage points in 2002, the largest market share rise of any equipment vendor during the period. RHK says in its report that Marconi held a market leading position, alongside Alcatel, as a result. Marconi was also identified as the clear leader in aggregation (synchronous digital hierarchy multiplexing), being number one in traditional SDH aggregation and number two in next-generation OED (optical edge devices).

In its market report entitled: "Alcatel and Marconi Top of Optical Class in Europe", RHK found that both Marconi and Alcatel were top of the optical networks leader board for Europe in 2002 with 21 per cent market share each.

Despite challenging market conditions, Marconi posted a four per cent market share gain within the European optical networks market during 2002. RHK put Marconi's success down, in part, to the company capitalising on the infrastructure investment plans of its key customers in Europe, notably BT and Telecom Italia.

The report also indicates that Marconi gained eight per cent of the European market in aggregation - both traditional add-drop multiplexers and next generation, where it now ranks first with 28 per cent of the market.

RHK defines European optical networking as the market for optical transport equipment sold to network operators for their public or private (i.e. managed) networks. According to RHK, Europe represented 26 per cent of the global market in 2002, compared with 28 per cent in 2001. North America accounted for 30 per cent and Asia-Pacific also represented 30 per cent, an increase of 12 per cent from 2001.

"Our analysis shows that Marconi was able to strengthen its position, even during difficult business conditions in the European optical networks industry," said Mark Lum, programme director for RHK's Optical Networks Europe practice.

"We are clearly pleased with RHK's findings, which gives us confidence in our optical networks strategy, products and service. Particularly gratifying for Marconi is the number two position gained in next-generation optical edge devices, following the roll-out of Marconi's next-generation SDH portfolio, launched in September 2002," said Martin Harriman, Marconi's chief marketing officer.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at http://www.marconi.com.

About RHK Inc

RHK is a research and advisory services firm assisting the world's leading telecommunications companies. For more information visit http://www.rhk.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly

Public Relations

Marconi plc

+44 (0) 207 306 1771

+44 (0) 7801 722 931

joe.kelly@marconi.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 04/17/2003